SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           PENWEST PHARMACEUTICALS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             COMMON STOCK, PAR VALUE
                                     $0.001
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    709754105
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                  MARCH 3, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 709754105                   13D/A                    Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      PERCEPTIVE ADVISORS LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a) x
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER
      SHARES            --------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,750,808
     OWNED BY           --------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING           --------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,750,808
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,750,808
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      21.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                   13D/A                   Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      JOSEPH EDELMAN
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a) x
                                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF       7.  SOLE VOTING POWER          0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.  SHARED VOTING POWER        6,750,808
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER     0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      10. SHARED DISPOSITIVE POWER   6,750,808
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,750,808
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      21.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 709754105                    13D/A                   Page 4 of 9 Pages

ITEM 1 SECURITY AND ISSUER

      This Schedule 13D/A relates to the common stock, par value $0.001 (the "Common Stock"), of Penwest Pharmaceuticals Co. (the "Issuer"). The address of the principal executive offices of the Issuer is 39 Old Ridgebury Road, Suite 11, Danbury, CT 06810-5120.

ITEM 2 IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the managing member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

      The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to several managed accounts (each, a "managed account"), has power to vote and dispose of the shares of Common Stock held by the Fund and the managed accounts. The Investment Manager disclaims any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

(b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

(c) This Schedule is filed on behalf of the Investment Manager and Mr. Edelman, the Fund and the managed accounts. The Fund and the managed accounts are the record and direct beneficial owners of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and the managed accounts. Mr. Edelman is the managing member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund and the managed accounts is to invest in securities.

(d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Fund and the managed accounts purchased the shares of Common Stock in open market transactions.

CUSIP No. 709754105                   13D/A                    Page 5 of 9 Pages

ITEM 4 PURPOSE OF TRANSACTION

      The Reporting Persons purchase shares of Common Stock of the Issuer in the ordinary course of business. The shares of Common Stock are held for investment purposes.

      Representing their own investment firms and related clients, Mr. Edelman and Kevin C. Tang, manager of Tang Capital Management, LLC ("Tang") have discussed their respective concerns regarding the Issuer, its operations and strategic direction from time to time. On January 9, 2009, Mr. Edelman and Mr. Tang reached an understanding to work together and, in compliance with the bylaws of the Issuer, to jointly nominate three directors for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2009 Annual Meeting of Shareholders and work to secure their election. The Reporting Persons and Tang may also coordinate with each other to take other actions in compliance with law that may change or influence control of the Issuer, including, without limitation, seeking to influence the selection of management personnel, effecting the removal, election and/or appointment of members of the Board, proposing or supporting extraordinary corporate transactions such as mergers, reorganizations or the sale of the Issuer's assets or proposing or supporting significant corporate operational restructuring, including reductions in overhead and expenses.

      Consistent with their mutual understanding, on January 12, 2009, the Fund and Tang Capital Partners, LP, of which Tang is the general partner, delivered a letter (the "Letter") to the Nominating and Governance Committee of the Issuer recommending the following individuals (the "Nominees") as nominees for election to the Issuer's Board of Directors at the 2009 Annual Meeting of Shareholders:

      Joseph Edelman
      Andrew D. Levin, M.D., Ph.D.
      Kevin C. Tang

      On the same date, the Fund and Tang Capital Partners, LP also delivered a notice (the "Notice") to the Issuer of its intention to nominate the Nominees as candidates for election to the Issuer's Board of Directors at the 2009 Annual Meeting of Shareholders, or any other meetings of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof.

      In connection with such recommendation and notice, and in full compliance with the requirements of Section 2.15 of the Issuer's bylaws, the Fund and Tang Capital Partners, LP provided the Issuer with certain information about each nominee. Copies of the Letter and the Notice were filed as exhibits to the
Schedule 13D/A filed with the Securities and Exchange Commission on January 12, 2009.

      The Reporting Persons may demand to inspect shareholder records of the Issuer pursuant to the Washington Business Corporation Act as well as submitting a request letter to the Issuer pursuant to Rule 14a-7 of the Exchange Act, requesting the Issuer's shareholder list and security position listings to determine if it is necessary to disseminate solicitation materials to the holders of the Common Stock and for use in any such solicitation.

CUSIP No. 709754105                  13D/A                     Page 6 of 9 Pages

      The Reporting Persons intend to continue to have such discussions with the Issuer, its management, other stockholders of the Issuer or other relevant parties and may exchange information with the Issuer. In such discussions, the Reporting Persons may suggest, discuss or take a position on potential changes to the Issuer's business, operations, operating budget, cost structure, strategic direction or future plans, including but not limited to the composition of the Issuer's Board, the sale, transfer or other disposition of some or all of the Issuer's assets, a corporate restructuring, spin-off or other organizational changes. Such suggestions, discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. In addition, the Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer's financial and strategic direction and position, the price performance of the Issuer's shares, general conditions in the Issuer's industry, the economy and the securities markets, and the availability of other investment opportunities.

      Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its or his Common Stock or such other securities as it or he owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

      Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

      On March 3, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. sent to the Board of Directors of the Issuer a letter dated March 3, 2009, urging the Board to take immediate action to preserve shareholder value by substantially winding down the Issuer's operations so that the full value of the Opana ER royalty income stream will be retained by the Issuer. A copy of the letter is filed herewith as Exhibit 2 and is incorporated herein in its entirety by reference. Also on March 3, 2009, Tang Capital Partners, LP and the Perceptive Life Sciences Master Fund Ltd. issued a press release attaching the letter.

CUSIP No. 709754105                    13D/A                   Page 7 of 9 Pages

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 6,750,808 shares of Common Stock as of March 3, 2009, which represent 21.3% of the Issuer's outstanding shares of Common Stock. Such 6,750,808 shares of Common Stock are comprised of (i) 6,476,446 shares of Common Stock held by the Fund and (ii) 274,362 shares of Common Stock held by the managed accounts.

      The percentage calculation was based on 31,667,792 shares outstanding which is the total number of shares outstanding as of November 5, 2008 as reported by the Issuer on the Form 10-Q as filed with the Securities and Exchange Commission on November 10, 2008.

                          Sole Voting Power   Shared Voting        Sole            Shared
                                                  Power        Dispositive    Dispositive Power
                                                                  Power
-----------------------------------------------------------------------------------------------
Perceptive Advisors LLC           0             6,750,808           0             6,750,808
Joseph Edelman                    0             6,750,808           0             6,750,808

      The aggregate amount of shares owned by the Reporting Persons is 6,750,808.

      By virtue of the understanding reached between the Reporting Persons and Tang described in Item 4, the Reporting Persons and Tang may be deemed to have formed a "group," within the meaning of Section 13(d)(3) of the Securities Act of 1934. Collectively, the group may be deemed to have voting control over a combined 12,695,644 shares of Common Stock, or 40.1% of the outstanding shares of Common Stock. However, each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Perceptive and its affiliates.

      (c) Except as set forth below, there have been no transactions in the shares of Common Stock by any of the Reporting Persons since the last 13D/A filed with the Securities and Exchange Commission on January 9, 2008:

        DATE             TRANSACTION            SHARES               PRICE
        ----             -----------            ------               -----
      1/16/2009            Purchase             23,900                5.00
      1/30/2009             Other*              2,300*                1.75

      *This transaction reflects the termination of the Investment Manager's authority over the acquisition or disposition of these shares; as a result of this termination, the Reporting Persons no longer have discretion over these shares.

      (d) - (e): Not applicable.

CUSIP No. 709754105                      13D/A                 Page 8 of 9 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Reference is made to the relationships described in Item 4 and 5(a) of this Statement.

      The Reporting Persons have entered into a Joint Filing Agreement. See
Exhibit 1.

      On February 23, 2009, Tang Capital Partners, L.P. and Perceptive Life Sciences Master Fund Ltd. agreed orally to equally share legal costs and expenses incurred and to be incurred by each of them in connection with the Issuer, commencing as of February 6, 2009.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1: Joint Filing Agreement, dated as of March 3, 2009, by and among Perceptive Advisors LLC and Joseph Edelman.

      Exhibit 2: Letter from Perceptive Life Sciences Master Fund Ltd. and Tang Capital Partners, LP to the Board of Directors of Penwest Pharmaceuticals Co., dated March 3, 2009.

CUSIP No. 709754105                    13D/A                   Page 9 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    March 3, 2009
                                    -------------
                                    Date

                                    /s/ Perceptive Advisors LLC
                                    ---------------------------
                                    Signature

                                    Joseph Edelman/Managing Member
                                    ------------------------------
                                    Name/Title

                                    March 3, 2009
                                    -------------
                                    Date

                                    /s/ Joseph Edelman
                                    ------------------
                                    Signature

                                    Joseph Edelman
                                    --------------
                                    Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of March 3, 2009, by and among Perceptive Advisors LLC and Joseph Edelman.

Exhibit 2 Letter from Perceptive Life Sciences Master Fund Ltd. and Tang Capital Partners, LP to the Board of Directors of Penwest Pharmaceuticals Co., dated March 3, 2009.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the shares of Common Stock of Penwest Pharmaceuticals Co., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of March 3, 2009.

                                    March 3, 2009
                                    -------------
                                    Date

                                    /s/ Perceptive Advisors LLC
                                    ---------------------------
                                    Signature

                                    Joseph Edelman/Managing Member
                                    ------------------------------
                                    Name/Title

                                    March 3, 2009
                                    -------------
                                    Date

                                    /s/ Joseph Edelman
                                    ------------------
                                    Signature

                                    Joseph Edelman
                                    --------------
                                    Name/Title

                                    EXHIBIT 2

                        LETTER TO THE BOARD OF DIRECTORS

TANG CAPITAL PARTNERS, LP             PERCEPTIVE LIFE SCIENCES MASTER FUND LTD.
4401 EASTGATE MALL                                  499 PARK AVENUE, 25TH FLOOR
SAN DIEGO, CA  92121                                        NEW YORK, NY  10022

March 3, 2009

Paul E. Freiman
Jennifer L. Good
Christophe Bianchi
Peter F. Drake
David P. Meeker
Anne M. VanLent
Robert J. Hennessey
W. James O'Shea
John N. Staniforth

c/o Jennifer L. Good, President and Chief Executive Officer
(via electronic mail and facsimile)
Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, Connecticut  06810

Dear Members of the Board of Directors:

As reported in our filings with the U.S. Securities and Exchange Commission (the "SEC"), Tang Capital Partners, LP and its affiliates ("Tang Capital") and Perceptive Life Sciences Master Fund Ltd. and its affiliates ("Perceptive") are the two largest shareholders of Penwest Pharmaceuticals Co. ("Penwest" or the "Company") and together own 40% of the Company's outstanding common stock.

We write to express serious concerns about the current direction of Penwest in the hope that you will take action before it becomes too late and we are forced to pursue other measures. Specifically, for the reasons explained below, we ask that you stop wasting corporate assets and substantially wind down the Company's operations so that we, the shareholders, may realize the full value of the Opana ER royalty income stream. We also ask that you confirm that our January 12, 2009 notice that we intend to nominate 3 persons for election to the Board of Directors at the 2009 annual meeting complies with Penwest's advanced notice bylaw provisions. We request that you take these actions no later than March 10, 2009.

PENWEST'S ONE PRINCIPAL ASSET

Penwest has one principal asset: its royalty earned on the sale of Opana ER by licensee Endo Pharmaceuticals ("Endo"). As you know, Opana ER was launched by Endo in 2006, and had net sales in 2008 of approximately $140 million-$145 million, up approximately 63-70% year-over-year. Net of the royalty holiday and development cost recoupments, Penwest will earn royalties at an effective rate of approximately 11-12% in 2009 and 21-23% in 2010, resulting in royalty income of approximately $19 million-$25 million this year and $45 million-$55 million next year, depending on sales growth.

As you also know, the duration for which this income stream will survive is uncertain. Endo and Penwest recently entered into a settlement agreement with Actavis South Atlantic LLC ("Actavis") that will enable Actavis to launch a generic version of Opana ER on or after July 15, 2011, or earlier under certain circumstances. Litigation with the other first-to-file generic challenger, Impax Laboratories, Inc., is pending, and the results of that litigation remain uncertain.

Importantly, whether one is optimistic or pessimistic about the ultimate sustainability and value of this income stream, our position on what is the best course of action for shareholders does not change. To put this in simple terms, whether one has $100 or $200 in one's pocket, it is equally unadvisable to waste $100.

To be clear, this income stream is substantially passive and requires negligible resources from Penwest. According to Penwest's licensing agreement with Endo dated April 2, 2002 and amended January 7, 2007 and July 14, 2008, Penwest must supply Endo sufficient quantities of formulated TIMERx (the extended release technology for Opana ER), the fully-burdened cost of which is reimbursed by Endo. Furthermore, at the option of Penwest, a contract manufacturer may be used to produce the required supply of TIMERx, also at Endo's cost.

In terms of Penwest's balance sheet, we estimate that there is only $6 million-$8 million of net cash left as of December 31, 2008 after last year's spending, based on figures provided in the Company's December 2008 corporate presentation (the "Corporate Presentation"). This includes an estimated $16 million-$18 million in cash and cash equivalents, offset by $10 million in secured debt due over the next 21 months. Cash spend in 2008 was $30 million-$32 million, or approximately 60% of the Company's current market capitalization, according to the Corporate Presentation.

A0001 - NOT WORTHY OF CONTINUED INVESTMENT

We understand that substantially all of the Company's development efforts are focused on A0001 for the potential treatment of several Orphan diseases collectively referred to as mitochondrial diseases. The Company recently announced that it has begun a Phase 1b clinical trial of A0001, in which safety will be evaluated in healthy volunteers. The Company also announced that it has initiated long-term animal toxicology studies. If A0001's safety is demonstrated, Penwest would next conduct a Phase 2a trial evaluating the effect of short-term treatment of A0001 on biomarkers of oxidative stress in patients with mitochondrial respiratory chain disease in the second half of 2009. We understand that success in these studies then would be followed by Phase 2b or Phase 3 studies, which could commence in the second half of 2010 and potentially be completed in the 2012 time frame. According to the Corporate Presentation, the Phase 2a biomarker study, if successful, would demonstrate proof-of-concept and serve as a "value creation point" for Penwest.

As participants in the biopharmaceutical industry, you do not need to be reminded by us how risky and capital intensive drug development is, or how only an estimated 11% of compounds in Phase 1 clinical trials make it to market.(2) Nor should you need to be told that the capital markets have all but shut down for early-stage biopharmaceutical companies and that preserving cash is of utmost importance in these unprecedented economic times. We thought it might be helpful, however, to discuss the program-specific reasons why we believe that the development of A0001 faces even greater-than-usual challenges.

      o VITAMIN E? Rights to A0001 were acquired through a July 16, 2007 licensing agreement with privately-owned Edison Pharmaceuticals, Inc. ("Edison"). Under this agreement, Penwest has paid Edison $7.5 million, including a $1.0 million upfront payment, a $1.0 million loan to Edison that Penwest immediately wrote off through an impairment charge for its full value, and $5.5 million in research funding over the past 18 months. While management has told us that it is not prepared to disclose the chemical identity of A0001, publicly available information would seem to indicate that it is alpha-tocopheryl quinone(3), which is a chemical name for vitamin

----------
(2) Pharmaceutical Benchmarking Study by Datamonitor, published by Kola, I. and Landis, J. "Can the Pharmaceutical Industry Reduce Attrition Rates?" Nature Reviews Drug Discovery 3 (2004): 711-718.
(3) According to an April 4, 2006 press release from Edison, the FDA granted Orphan Drug designation to EPI-A0001 for the treatment of inherited mitochondrial respiratory chain diseases. According to the FDA's "List of Orphan Designations and Approvals," updated December 17, 2008 http://www.fda.gov/orphan/designat/list.htm, the only Orphan Drug for which Penwest or Edison is the sponsor is alpha-tocopheryl quinone for the treatment of inherited mitochondrial respiratory chain diseases, and this designation was granted on March 28, 2006, 7 days prior to the Edison press release.

            E.(4) Because alpha-tocopheryl quinone qualifies as a dietary supplement under FDA regulations(5), it at any time could be made commercially available by dietary supplement manufacturers through nutritional health stores and websites. Furthermore, the intellectual property position for A0001 is tenuous at best: (a) there is no composition-of-matter patent covering alpha-tocopheryl quinone; (b) Penwest/Edison has no issued U.S. patent with any claims covering even the use of alpha-tocopheryl quinone; and (c) a competitor, Santhera Pharmaceuticals ("Santhera"), has a U.S. patent that issued more than 8 years ago that claims the use of a class of molecules encompassing alpha-tocopheryl quinone for the treatment of mitochondrial diseases.(6) To be commercially viable as a potential treatment for an Orphan disease affecting only a few thousand individuals, A0001 would need to achieve and sustain reimbursement and market acceptance at a very high price point. We do not see how this would be possible in light of the facts discussed above.

      o IF SANTHERA SUCCEEDS, PENWEST WILL BE MANY YEARS BEHIND THE COMPETITION. As you know, Santhera is developing idebenone, a compound that Penwest indicates is chemically similar to A0001, for mitochondrial diseases. Santhera announced that it achieved full recruitment of its U.S. and European pivotal Phase 3 trials in October 2008 and December 2008, respectively, and that, if the outcome of its U.S. trial is positive in the middle of this year, it would be in a position to make regulatory filings in 2009. As one benchmark of time, idebenone completed Phase 1 trials fully 4 years ago and Phase 3 results are still forthcoming. While one can always hope to be faster than others, Penwest will have to contend with the countervailing headwind that, if idebenone is successful, developing A0001 would likely be more, not less, challenging because: (a) it would be more difficult to enroll patients into a trial of an investigational agent if a proven agent is available; and (b) it is likely that the FDA would require a pivotal trial that compares A0001 to that proven agent, which would require far more patients than a placebo-controlled trial. From a commercial standpoint, while it is often argued that being second or third to market can be sufficiently lucrative, we believe that this is not the case for an Orphan condition affecting only a few thousand patients.

      o IF SANTHERA FAILS, THERE WILL BE NO BASIS TO CONTINUE. Since A0001 is chemically similar to idebenone and both A0001 and idebenone are chemical analogues of the same prototype molecule (coenzyme Q), there would be little rationale to continue A0001's development if idebenone does not demonstrate efficacy in its Phase 3 trials.

      o A TIME LINE FOR PROOF OF CONCEPT THAT WILL NOT BE MET. As mentioned above, Penwest hopes to generate proof-of-concept through its planned Phase 2a biomarker study in the second half of 2009, and that this, in turn, will serve as a "value creation point" for the Company. Unfortunately, existing data indicate that this will not be the case. There are no validated surrogate end points for mitochondrial diseases. A validated surrogate end point is a laboratory measurement, or "biomarker," that, through a clinical trial of a pharmacologic agent, has been shown to predict a change in clinical outcome. The premise is that, if this link is established, then future clinical trials need only show an effect on the surrogate end point, rather than the clinical outcome itself, to

----------
(4) Nagy, K. ET AL. "Comprehensive Analysis of Vitamin E Constituents in Human Plasma by Liquid Chromatography-Mass Spectrometry." Analytical Chemistry 79
(2007): 7087-7096. "The term "vitamin E" encompasses eight naturally occurring homologues, i.e., a group of lipid-soluble, chain-breaking antioxidants that include the well known tocopherols and tocotrienols, collectively also called vitamers; see compounds 1-8 in Figure 1." In Figure 1, page 7088, alpha-tocopheryl quinone is compound 4.
(5) Federal Food, Drug, and Cosmetic Act ss. 201(ff), 21 U.S.C. ss. 321(ff)
(2006). "The term "dietary supplement" - (1) means a product (other than tobacco) intended to supplement the diet that bears or contains one or more of the following dietary ingredients: (A) a vitamin; ...; or (F) a concentrate, metabolite, constituent, extract, or combination of any ingredient described in clause (A), (B), (C), (D), or (E)."
(6) Rustin, P. and Rotig, A. "Quinone Derivatives for Treating or Preventing Diseases Associated with Iron Overload." U.S. Patent 6,133,322; filed May 20, 1999 and issued October 17, 2000.

            establish proof of concept. In point of fact, not only are there no validated surrogate end points for mitochondrial diseases, but the class of biomarkers that Penwest is putting forward as candidate surrogate end points for this class of diseases, namely markers of oxidative stress, have actually been INvalidated by Santhera's clinical experience with idebenone. Specifically, in an October 2007 review of Santhera's Phase 2 clinical trial of idebenone in Freidrich's Ataxia ("FA"), a mitochondrial disease, in the peer-reviewed journal LANCET NEUROLOGY, it was reported that idebenone failed to show an effect on any markers of oxidative stress DESPITE some trends suggesting potential activity on clinical outcomes. The authors note:

                  "THE EXACT MECHANISM OF IDEBENONE'S EFFECT IN FA IS UNCLEAR. IN THE ABSENCE OF A DETECTABLE EFFECT BASED ON THE HYPOTHESIZED MECHANISM (I.E., REDUCED OXIDATIVE STRESS), A NON-SPECIFIC EFFECT OF IDEBENONE CANNOT BE EXCLUDED." (7)

            Hence, with biomarkers of oxidative stress rendered clinically meaningless, Penwest will have to await clinical outcome data from Phase 2b or 3 trials for proof of concept and, hence, "value creation." Such data, unfortunately, are many years and many tens of millions of dollars away.

WHERE IS ALL OF OUR MONEY GOING?

We are concerned about the continued level of spend at Penwest and the complete lack of value that this spend is creating.

      o 2008: $30 MILLION IN, ZERO OUT. Based on the Corporate Presentation, Penwest's cash spend in 2008 was $30 million-$32 million, consisting of $12 million-$13 million for "programs" and $18 million-$19 million for "overhead." These "programs" consisted of nalbuphine ER, which failed in a Phase 2a trial, PW4153, which failed in a Phase 1 trial, and A0001, discussed above. As for the "overhead," we are shocked by this dollar range. Mr. Tang has served on the boards of several public companies and Tang Capital and Perceptive are investors in many more. What are often termed "public company costs," which include director and officer insurance, audit costs, and certain legal costs, typically approximate $1 million annually. So where did the remaining $17 million-$18 million go? It did not go toward supporting the receipt of the Opana ER royalty, since, as discussed earlier, this is a passive income stream.

      o 2009: A SIMILAR THEME? In the Corporate Presentation, Penwest has provided an outlook for 2009 that cash spend will be in the range of $21 million-$22 million. This consists of $4 million for "programs," which are down to one given last year's failure of nalbuphine ER and PW4153, and "overhead" of a remarkably similar (and similarly shocking) $17 million-$18 million. If this is truly overhead and, by its definition, cannot be tied to any activity that is creating value for shareholders, we urge you to eliminate it immediately. If, however, these dollars have been mischaracterized as overhead and are, in fact, necessary to progress A0001, then they would serve as further support that A0001 is a negative-return proposition, and should be eliminated anyways.

LOTTERY TICKET STRATEGY?

Based on the lack of rational explanation for the Company's enthusiasm behind A0001 and the remarkable magnitude of spending at the Company, others have begun to speculate on what the strategy of the Company actually is, and whether there are other motives, which are perhaps diametrically opposed to that of creating shareholder value, afoot. As one of the four equity research analysts who provide coverage on the Company recently wrote:

            "LOTTERY TICKET STRATEGY. MANAGEMENT CONTINUES TO MANAGE FOR THE PIPEDREAM (OUR OPINION) THAT IS REFERRED TO AS A0001 (FOR MITOCHONDRIAL DISEASES). TO RUN A WHOLE COMPANY FOR A SINGLE PRODUCT THAT IS NOT EVEN BEYOND PROOF OF CONCEPT IS A PROFOUND DISSERVICE TO SHAREHOLDERS...THE OVERHEAD IS JUST TOO HEAVY TO MAINTAIN THIS EXPENSIVE ENDEAVOR. NOTE THAT THE PPCO MANAGEMENT TEAM HAS VERY LITTLE IMPACT ON THE TRUE SHARE PRICE DRIVER (THE OPANA ER PAIN DRUG ROYALTY STREAM - OUR OPINION) BEYOND SIGNING ROYALTY CHECKS (AND MANAGEMENT SHOULD NOT BE GIVEN CREDIT FOR ITS MARKETING SUCCESS, AGAIN OUR OPINION).

----------
(7) DiProspero, N.A. ET AL. "Neurological Effects of High-Dose Idebenone in Patients with Friedreich's Ataxia: a Randomised, Placebo-Controlled Trial." Lancet Neurology 6 (2007): 878-886.

            THE BOARD REPRESENTS WHO? SHAREHOLDERS OR MANAGEMENT? YOU DECIDE. IN NOVEMBER 2008, THE BOARD IMPLEMENTED A RETENTION PACKAGE THAT REWARDS MANAGEMENT FOR A CHANGE OF CONTROL (200% OF SALARY AND HIGHEST BONUS SINCE AT THE COMPANY). JENNIFER GOOD TOOK CONTROL AS CEO IN JUNE 2006, AND THE STOCK HAS FALLEN FROM THE $15-20/SHARE RANGE TO CURRENTLY UNDER $2/SHARE. WHY COMPENSATE THIS PERFORMANCE FOR A TAKEOUT THAT COULD BE IN THE $5/SHARE RANGE? SHAREHOLDERS DESERVE A BOARD RESPONSE TO THIS QUESTION. IRONICALLY, THE COMPANY IS GETTING RID OF CFO BEN PALLEIKO, WHO IS THE ONE PERSON WE WOULD HAVE CHOSEN TO KEEP." (8)

MANAGEMENT AND BOARD HAVE NOT INVESTED IN PENWEST STOCK

Tang Capital and Perceptive have invested more than $45 million of their money in the stock of Penwest. Based on our review of SEC filings, the current officers and directors have invested substantially ZERO dollars in the Company's stock since July 1, 2003, the date on which the SEC began requiring electronic reporting of insider transactions. In point of fact, over this time period, this group has actually realized $2.2 million in profits through the sale of Penwest stock obtained through the exercise of incentive and non-statutory stock options and restricted stock grants. This is IN ADDITION TO the more than $6.5 million in cash compensation through salaries, bonuses and board fees that this group has received during this time.

While there is no legal requirement that management or board members personally invest in any company that they run, we are concerned that the lack of investment here may be unduly influencing the decisions being made (or not being made) by Penwest's officers and directors because there is not a strong alignment of interests between these individuals and Penwest's shareholders.

A WIN-WIN PROPOSITION

If management and members of the Board are truly committed to A0001, we would welcome the Company entering into a transaction with these insiders whereby Penwest grants them or an entity they create rights to A0001 and any follow-on compounds, free of charge, in return for the spending reductions we are seeking. As owners of 40% of the Company's stock, we pledge to support such a transaction.

OUR FINAL PLEA THAT YOU ACT NOW

We again implore the Board to act swiftly and decisively to preserve shareholder value. If you are unwilling to do so by March 10, 2009, we plan to take the following actions to protect our interests and the interests of all shareholders.

      o INSPECTION OF BOOKS AND RECORDS. Pursuant to Washington law, we plan to deliver to the Company's Corporate Secretary a demand to inspect the Company's books and records so that we may better understand your actions, or lack thereof, as Board members. In particular, we will request, and expect to be provided with access to, all corporate documentation, including all materials reviewed by each of you as directors of the Company, related to, among other things:

            1.    the licensing of the A0001 program from Edison;
            2. your decision to continue developing A0001 despite its weak scientific foundation;
            3. your decision to continue employing a workforce much larger than needed to develop a single compound in Phase 1 trials;
            4. your failure to take appropriate steps as fiduciaries to protect the Company's remaining value and return that value to shareholders; and
            5. the reasons for and circumstances surrounding the recent departure of your Chief Financial Officer.

      o JUDICIAL CONFIRMATION OF OUR BOARD NOMINATIONS. On January 12, 2009, we wrote a letter to Penwest's Corporate Secretary notifying you that we intend to nominate 3 persons for election to the Board of Directors. In this letter, we requested that you confirm that our notice complies with Penwest's notice provisions in its bylaws. To date, although 7 weeks have passed since the date of that request, you have refused to provide the requested confirmation. We are, again, requesting that you confirm, no later than March 10, 2009, that our January 12, 2009 notice complies with Penwest's bylaws, and that we, therefore, will be permitted to make our nominations and submit votes in favor of our nominees at the 2009 annual meeting of shareholders. Alternatively, if it is your opinion that our notice does not comply with Penwest's notice provisions, please identify all deficiencies in our notice. If you do not respond, we will promptly seek judicial enforcement of our rights in the Washington State courts.

----------
(8) Henry, S.R. "Penwest Pharmaceuticals Co.: Time for a Change." Roth Capital Partners Equity Research. January 23, 2009.

      o REFERENDUM VOTE. To publicly demonstrate in a highly quantitative and rigorous manner how overwhelmingly Penwest's shareholders are in favor of the actions we are advocating, we intend to notify the Company, in compliance with its bylaw provisions, of our intention to bring to a vote of the shareholders at the 2009 annual meeting a referendum on the future direction of the Company. Specifically, we will ask shareholders whether they believe that Penwest should take prompt and thoughtful action to preserve shareholder value by immediately winding down substantially all of the Company's operations so that the full value of the Opana ER royalty income stream will be retained by the Company.

      o BYLAW AMENDMENTS. We plan to propose bylaw amendments that will require the Board to be more responsive and accountable to the wishes of its shareholders.

      o LEGAL ACTION AGAINST THE COMPANY'S OFFICERS AND DIRECTORS. In light of the facts set forth above, as well as information to be obtained by way of our books and records request, we intend to vigorously pursue all of our shareholder rights by way of litigation against the officers and directors of the Company, including, but not limited to, claims of breach of fiduciary duty.

EACH OF YOU IS INDIVIDUALLY ACCOUNTABLE

We have made many attempts to present our case to you, through letters from Perceptive to you on November 21, 2008 and December 19, 2008, a meeting with Jennifer Good, the Company's President and Chief Executive Officer, and Perceptive on December 4, 2008, a meeting with Ms. Good and Tang Capital on January 9, 2009, a meeting with Paul Freiman, the Company's Chairman, and Tang Capital on February 2, 2009, and a meeting with Mr. Freiman and Perceptive on February 18, 2009.

Following these communications and interactions, we have received nothing more than: (a) an indication by Mr. Freiman to Kevin Tang of Tang Capital that he would be invited to present at the February Board meeting, followed by no invitation actually being extended; (b) a suggestion by Mr. Freiman to Joseph Edelman of Perceptive that he may join the Board on the condition that the Tang Capital nominees withdraw; and (c) an attempt by Mr. Freiman to persuade Mr. Edelman to consider selling Perceptive's Penwest stock at current market prices.

We understand that you have decided to delegate the role of communicating with us to Ms. Good and Mr. Freiman. Needless to say, we are disappointed in your continued lack of response to our repeated requests for action. We do not need to remind you that, as members of the Board, each of you is individually responsible for exercising your judgment as fiduciaries to the Company's shareholders. This is not a responsibility that can be delegated to management, nor abdicated by relying on the efforts of certain directors. Any failure to properly discharge your fiduciary duties is a failure for which each of you can be held personally responsible.

      o MR. PAUL FREIMAN, as recently retired President and Chief Executive Officer of Neurobiological Technologies, Inc., you told Mr. Tang that you pushed for the immediate cessation of operations for the benefit of shareholders following the failure of that company's investigational drug candidate. Should you not do the same here?

      o MS. JENNIFER GOOD, in your first role as President and Chief Executive Officer of a public company, do you really want to pursue an agenda that is not supported by your shareholders?

      o DR. CHRISTOPHE BIANCHI, with your experience as Head of Commercial Operations at Millennium Pharmaceuticals, Inc., we ask that you speak up about the high probability that, even if A0001 were to survive the long development path that lies ahead of it, its commercial viability would be questionable.

      o DR. PETER DRAKE, as a veteran investment analyst who covered biotechnology stocks for more than a decade and now manager of Mayflower Partners, a health care investment fund, can you not identify with the analysis we lay out in this letter and empathize with the position that this management team has put us in?

      o DR. DAVID MEEKER, with your experience running the world's largest business focused on Orphan diseases as President of the LSD Therapeutics business unit of Genzyme Corporation, you are in a unique position to explain to your colleagues how, in a world of scarce resources, A0001 is not competitive with other programs being developed for Orphan diseases.

      o MS. ANNE VANLENT, as former Chief Financial Officer of Barrier Therapeutics, Inc., you should have a keen appreciation for how a high cash burn rate can destroy shareholder value, even in a company that has successfully brought products to market.

      o MR. ROBERT HENNESSEY, as former President and Chief Executive Officer of Genome Therapeutics Corporation and a board member of its successor, Oscient Pharmaceuticals Corporation, you too must be acutely aware of the perils of a high cash burn rate, especially in today's economic environment.

      o MR. JAMES O'SHEA, as former President and Chief Operating Officer of Sepracor, where you focused for many years on maximizing that company's profit margin, are you not concerned about the amount of cash being spent on overhead that is producing no value?

      o DR. JOHN STANIFORTH, as a co-inventor of the TIMERx technology that enabled Opana ER to become the commercial success that it is, are you not disappointed that all of the value that has been created by this product is being wasted on high-risk R&D gambles with weak scientific foundations?

In closing, we implore you to consider the facts discussed above and to rise to the task of taking the decisive actions outlined in this letter required to preserve shareholder value. We look forward to your prompt action.

Sincerely,

Tang Capital Partners, LP
By: Tang Capital Management, LLC, its general partner

/s/ Kevin Tang
--------------
Kevin Tang
Managing Director


Perceptive Life Sciences Master Fund Ltd.
By: Perceptive Advisors LLC, its investment manager

/s/ Joseph Edelman
------------------
Joseph Edelman
Managing Member
cc:   Ethan E. Christensen, Esq. (via electronic mail)
      Cooley Godward Kronish LLP
      4401 Eastgate Mall
      San Diego, CA  92121

      James Rieger, Esq. (via electronic mail)
      Tannenbaum Helpern Syracuse & Hirschtritt LLP
      900 Third Avenue
      New York, NY  10022